Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (Unaudited)
(in thousands of dollars, except for ratio of earnings to fixed charges)

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. The ratio is calculated by dividing earnings by the combined fixed charges and preferred stock dividends.

	For the Year Ended December 31,
	2016	2015	2014	2013
Earnings:
Net income (loss)	$25,888	$(10,992)	$(17,533)	$(170)
Add:
Fixed charges	21,889	18,469	7,274	—
Less:
Net (income) loss attributable to noncontrolling interests	(4,006)	160	1,932	—
Total earnings	$43,771	$7,637	$(8,327)	$(170)

Fixed charges:
Interest expense	$21,889	$18,469	$7,274	$—
Total fixed charges	21,889	18,469	7,274	—

Preferred dividends	—	—	—	—
Total Combined fixed charges and preferred dividends	$21,889	$18,469	$7,274	$—

Ratio of Earnings to Combined fixed charges and preferred dividends	2.00	—x	—x	—x1
Deficiency related to Ratio of Earnings to Combined fixed charges and preferred dividends	N/A	$10,832	$15,601	N/A

[1]	Because there were no fixed charges prior to 2014, the ratio is not applicable.